

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2014

Via E-mail
Brian Lian, Ph.D.
President and Chief Executive Officer
Viking Therapeutics, Inc.
11119 North Torrey Pines Road, Suite 50
San Diego, CA 92037

> Re: **Viking Therapeutics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 22, 2014**
> **CIK No. 0001607678**

Dear Dr. Lian:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that there are a number of additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

2. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly,

please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary, page 1

4. Where the following terms first appear in the Prospectus Summary, please give the meaning and significance of such terms in plain language that may be understood by a lay reader not acquainted with the relevant industry or scientific field:

    • selective androgen receptor modulator;
    • metformin;
    • renally-impaired;
    • clinically significant, and
    • statistically significant.

The Company
VK0612 for Type 2 Diabetes, page 1

5. We note your disclosure in the third bullet point in this section, which states that VK0612 has been well-tolerated at and above doses that you plan to administer in your Phase 2b clinical trial. Please expand your disclosure to disclose the doses that you plan to administer in your Phase 2b clinical trial.

6. Please describe the purpose of your end-of-Phase 2 meeting with the FDA and how such meeting impacts your planned regulatory development of VK0612.

Risks Related to Our Business, page 4

7. Please revise your risk factor discussion in this section to note that you have received an opinion from your independent registered public accounting firm that expresses substantial doubt about your ability to continue as a going concern.

Agreements with Ligand, page 5

8. We note your disclosure at page 90 that pursuant to the Master License Agreement, you will issue common stock having an aggregate value of $29 million to Ligand at the closing of your initial public offering. Please revise your disclosure to include this information in each location in which you make reference to the upfront fee payable to Ligand in equity under the terms of the Master License Agreement.

Risk Factors

9. We note your disclosure on page F-15 which states that as of December 31, 2013 you had federal and state net operating loss carryforwards of approximately $158,000 and $158,000, respectively. Please add an appropriately titled risk factor discussing your ability to use your net operating loss carryforwards. In doing so, please quantify the amount of your net operating loss carryforwards in the risk factor, disclose when they will begin to expire and describe any annual limitations on the use of the carryforwards.

Risks Related to Our Business
Our drug candidates may cause undesirable side effect…, page 15

10. Please identify the party responsible for the drug development program of the small molecule inhibitor CD-917.

Our employment agreements with our executive officers may require us…, page 30

11. Please identify the executive officers with employment agreements containing change in control and severance provisions in this risk factor.

Risks Related to Our Intellectual Property
If we fail to comply with our obligations in the agreements under which…, page 31

12. Please expand your risk factor disclosure to summarize the various circumstances in which Ligand may be permitted to terminate the Master License Agreement.

Changes in U.S. patent law could diminish the value of patents in general,…, page 35

13. Please identify and describe the recently enacted patent reform legislation and legislation currently being implemented which you reference in your risk factor discussion. In this regard, please discuss any impact such legislation will have your patent rights.

We may not be able to protect our intellectual property rights throughout the…, page 36

14. We note your statements that the legal systems of certain countries do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals and that the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the U.S. Please disclose which countries you are referencing and whether you have any licensed patents or patent application pending in such countries.

Use of Proceeds, page 49

15. We note your statement that you cannot predict the stage of development you expect to achieve in clinical trials and preclinical trials for your product candidates using proceeds from the offering. While we understand the inherent uncertainty with respect to the development of product candidates, where you have identified specific purposes for which you intend to use the offering proceeds, investors are entitled to your best estimate as to how far such proceeds will allow you to proceed towards the achievement of the specified purposes. As such, please revise your disclosure to provide an estimate as to how far in the planned clinical trials of VK0612 and VK5211, and the development of your three preclinical drug candidates the offering proceeds will enable you to reach. You may, as necessary, provide additional disclosure that advises investors of the particular factors and assumptions that form the basis of your estimate, any uncertainty surrounding your estimate and the reasons that the actual results could vary.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Convertible Notes Payable and Related Debt Conversion Feature Liability, page 61

16. Please expand your disclosure to provide the amount of interest payable on the convertible notes as of March 31, 2014.

Common Stock Fair Value, page 62

17. We may have additional comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an estimated offering price. Please supplementally provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

Business

18. Please disclose, where applicable in your business section, when investigational new drug applications ("INDs") were filed for the commencement of clinical trials for VK0612 and VK5211, the name of the trial sponsor and the subject of the INDs. If an IND was not filed pertaining to any of your clinical trials, please explain why an IND was not required.

VK0612: A Fructose-1,6-bisphosphatase (FBPase) Inhibitor for Type 2 Diabetes, page 73
Diabetes and the Market, page 73

19. We note your disclosure that it is estimated that over half of all patients treated for type 2 diabetes fail to achieve ADA-recommended target blood glucose levels. Please disclose the ADA-recommended target blood glucose levels.

Current Type 2 Diabetes Therapies and Unmet Need, page 76
Phase 2a Proof-of-Concept Trial, page 79

20. We note that the discussion of your clinical trial makes reference to p-values. Please explain what the term "p-value" refers to and what it indicates about the statistical significance of results obtained from the trial.

Phase 1b Clinical Trial in Patients with Poorly-Controlled Type 2 Diabetes, page 79

21. Please revise your table on page 80 to explain what the abbreviations "SD" and "CI" refer to in the context of your clinical results for the Phase 1b clinical trial.

VK5211: A Selective Androgen Receptor Modulator (SARM) for Muscle Wasting
Clinical Date for VK5211, page 85

22. We note your disclosure that there were no reported clinically significant drug-related adverse events and no clinically significant changes in liver function tests, prostate-specific antigen, hematocrit or electrocardiogram readings. Please revise your disclosure to clarify whether any subjects in your trials experienced serious adverse events determined to be related to treatment.

23. Please expand your disclosure for the first Phase 1 clinical trial to provide the primary and secondary endpoints, and compare them to the actual results observed.

24. We note your discussion of the results of the second Phase 1 clinical trial for VK5211. Please expand your disclosure to provide the primary and secondary endpoints of the clinical trial.

25. We note that in the second phase 1 clinical trial, VK5211 demonstrated statistically significant increases in lean body mass with a positive trend in strength and performance measurements. In addition to the accompanying table, please expand your narrative disclosure of the trial to quantify and describe the statistically significant increases in lean body mass.

<u>Agreements with Ligand</u>
<u>Management Rights Letter, page 93</u>

> 26. Please revise your disclosure to identify the "certain contractual management rights" that you granted to Ligand under the Management Rights Letter as discussed on page 93.

<u>Lock-Up Agreements, page 129</u>

> 27. Please confirm that the lock-up agreement will be filed as part of the underwriting agreement. If not, please file the form of lock-up agreement as an exhibit.

<u>Notes to Financial Statements</u>
<u>7. Subsequent Events, page F-18</u>

> 28. Please expand your disclosure of the master license agreement to discuss the consideration to be paid, the rights and obligations of each party, and all significant terms of the agreement.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Keira Nakada at (202) 551-3659 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
Jeffrey T. Hartlin, Esq.
Paul Hastings LLP